SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Buttonwood Life Settlement Fund

Address of Principal Business Office:

716 East Greenville Street

Anderson, South Carolina  29621

Telephone Number (including area code):  (864) 642-1492

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware  19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company

Act of 1940 concurrently with the filing of Form N-8A:

YES  [✓]

NO  [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Anderson and State of South Carolina on the 7th day of September, 2010.

BUTTONWOOD LIFE SETTLEMENT FUND

By:

/s/ David C. Dameron

David C. Dameron

Trustee

Attest:

/s/ Debra S. Pittillo

Name:  Debra S. Pittillo

Title:  Executive Assistant